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                       SECURITIES AND EXCHANGE COMMISSION



                             Washington, D.C. 20549




                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For February 20, 2004


                       Distribution and Service D&S, Inc.
                       ----------------------------------

                 (Translation of registrant's name into English)


                Avenida Presidente Eduardo Frei Montalva 8301
                ---------------------------------------------
                                    Quilicura
                                    ---------
                                    Santiago
                                    --------
                                      Chile
                                      -----
                    (Address of principal executive offices)


                             Form 20-F  X     Form 40-F
                                        --              --


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes        No X
                                      --        --


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               DISTRIBUCION Y SERVICIO D&S S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K

                              TABLE OF CONTENTS

(1) A letter from the Chilean Superintendencia de Valores y Seguros (the "SVS") to the Company, dated February 17, 2004, requesting additional information from the Company relating to certain recent press reports.

(2) A letter from the Company responding to such request by the SVS, dated February 18, 2004.


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ORDINARY NOTE NUMBER 01457,  February 17, 2004

ANTECEDENTS:   PRESS INFORMATION AND OTHER ANTECEDENTS THAT ARE MENTIONED.

SUBJECT:       FEASIBLE PARTICIPATION OF WAL-MART IN D&S' OWNERSHIP.

--------------------------------------------------------------------------------

FROM:          SUPERINTENDENT OF SECURITIES AND INSURANCE

TO:            PRESIDENT OF THE  BOARD OF DIRECTORS
               DISTRIBUCION Y SERVICIOS D&S S.A.

--------------------------------------------------------------------------------

Given the fact that you stand as member of the controlling Group of Distribucion y Servicios D&S S.A., and also as President of the Board of Directors of Distribucion y Servicios D&S S.A., I hereby proceed to mention the following:

The Company's CEO, Mr. Cristobal Lira supposedly stated in an article in the Diario Financiero newspaper published on the 7th of April, 2003, that in reference to rumours that new foreign operators with ample capital and experience were breaking into the supermarket market, it was true that they had knocked at your door.

Afterwards, the Report 20-F that the corporation submitted before the SEC on the 30th of June, 2003 and to this Superintendence on the 15th of July, 2003, mentioned that the company had the intention to use future opportunities for its own growth, and the mentioned text also added that there could be no assurance that the Ibanez family would continue being the controlling shareholder party.

As a result of such comments being made before the press, on the 12th of September, 2003, Mr. Hans Eben, Director of the company, admitted that they had received offers from chains that were mainly international in several occasions, to set up a partnership, among which was Wal Mart.

On the 20th and 27th of January of this year, the newspaper Estrategia published that Wal Mart would still be interested in acquiring D&S, or at least acquire 40% of its shares.

Finally, in its February 17th, 2004 edition, the newspaper Estrategia states in one of its articles that; "Wal Mart could acquire D&S for up to US$3.000 million." According to what is mentioned, such information had been provided by market sources that are close to the negotiations that are held by the North American company and D&S.

Due to the issues mentioned previously, I hereby request that your office inform to this Superintendence within the following 24 hours, the veracity of the information that has

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been disclosed by the mentioned press. Specially, how feasible is it for Wal
Mart to join the ownership of your company, and through which means. In the event that such is feasible, please inform about the progress of such negotiations and under which terms and conditions it would take place.

In your reply, a copy of which should be sent to the Stock Exchange agencies, please mention the number and date of this note.

Cordially yours,



HERNAN LOPEZ BOHNER
ALTERNATE SUPERINTENDENT.


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Santiago, February 18, 2004


Mr. Hernan Lopez Bohner
Alternate Superintendent
Av. Libertador Bernardo O'Higgins 1449, 9th Floor
Santiago

Re: Ordinary Note Number 01457, dated February 17th, 2004
Registration Number 0593 in the Registry of Securities


Dear Sir:

In absence of Mr. Felipe Ibanez Scott, President of the Board of Directors of Distribucion y Servicio D&S S.A., , I hereby make reference to your Ordinary Note number 01457 dated February 17, 2004, through which a request is made to inform about the veracity of certain information that has been published by the press, in reference to the feasible participation of Wal Mart in the ownership of Distribucion y Servicio D&S S.A.

In reference to the previously mentioned, I hereby inform your office that to this date there are no negotiations of any kind that may be pending or in process, for the ownership of Distribucion y Servicio D&S S.A.'s shares, that the Corporation or its controlling group may be aware of.


Cordially yours,


Cristobal Lira Ibanez
CEO
Distribucion y Servicio D&S S.A.


cc. Santiago Stock Exchange - Mr. Jose Martinez Z.
    Electronic Stock Exchange of Chile, Stock Exchange - Mr. Juan Carlos Spencer Valparaiso Stock Exchange - Mr, Arie Gelfenstein
    Latibex - Madrid
    New York Stock Exchange

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DISTRIBUCION Y SERVICIO D&S S.A.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                            DISTRIBUCION Y SERVICIO D&S S.A.



                                            By:/s/ Miguel Nunez
                                               --------------------
                                               Chief Financial Officer




Dated:  February 20, 2004